Exhibit 99.1

August 5, 2015

Press release

Turquoise Hill announces financial results and review of operations for the second quarter of 2015

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2015. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	On May 18, 2015, the Oyu Tolgoi Underground Mine Development and Financing Plan was signed addressing key outstanding shareholder matters and setting out long-term funding of the project.

•	Following signing of the Underground Mine Development and Financing Plan, Turquoise Hill and Rio Tinto are advancing project financing and updating the underground feasibility study.

•	Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.22 per 200,000 hours worked for the first half of 2015.

•	Oyu Tolgoi recorded revenue of $421.3 million in Q2’15 on sales of 189,800 tonnes of concentrate, a 1.2% reduction over Q1’15 reflecting lower gold prices partially offset by higher concentrate sales.

•	Turquoise Hill reported income from continuing operations attributable to shareholders of $49.9 million.

•	Turquoise Hill generated operating cash flow of $239.2 million during Q2’15.

•	Concentrate production for Q2’15 increased 64.6% over Q1’15 due to a 20.1% increase in concentrator throughput and higher head grades.

•	In Q2’15, Oyu Tolgoi delivered record-setting concentrate production and throughput.

•	Copper and gold in concentrates for Q2’15 increased 64.6% and 176.7% respectively over Q1’15.

•	Oyu Tolgoi began accessing higher-grade material in Q2’15 and mining and processing of higher-grade ore is expected to continue into the second half of 2015.

•	Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

•	On July 9, 2015, Oyu Tolgoi marked the second anniversary of its first shipment of concentrate.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2015 were $1.2 billion.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

FINANCIAL RESULTS

In Q2’15, the Company recorded net income attributable to owners of Turquoise Hill of $24.9 million ($0.01 per share) compared with net income of $7.9 million ($nil per share) in Q2’14, an increase of $17.0 million. Results for Q2’15 reflect the impact of lower production costs, partly offset by one-time charges and adjustments relating to agreements made as part of the Oyu Tolgoi Underground Mine Development and Financing Plan signed on May 18, 2015, and loss on partial divestment of SouthGobi on April 23, 2015. Operating cash flows in Q2’15 were $239.2 million compared with $153.8 million in Q2’14, reflecting production and delivery cost improvements, effective working capital management, and receipts relating to sales shipments not collected from the warehouse by customers at the period end. These benefits contributed to a $133.9 million increase compared with Q1’15. Additions to property, plant and equipment were $36.4 million in Q2’15, including approximately $33.9 million for sustaining capital activities including the tailing storage facility. Turquoise Hill’s cash and cash equivalents at June 30, 2015 were $1.2 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed pending resolution of matters with the Government of Mongolia, which was reached on May 18, 2015.

Oyu Tolgoi Underground Mine Development and Financing Plan

On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto announced the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (the Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

The agreements addressed key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also addressed the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Company in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion presented in the 2014 Oyu Tolgoi Technical Report.

In 2003, Turquoise Hill acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty was challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company determined, as part of the Underground Plan negotiated, that it would not contest its right to receive payment and consequently recognized a charge of $36.8 million in Q2’15 for write-off of the original royalty acquisition cost.

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In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127.0 million to approximately $30.0 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi agreed, without accepting liability and without creating a precedent, to pay the amount of the determination by way of settlement to resolve the tax matter. A final charge of $22.1 million has been recognized in Q2’15 for settlement of amounts not previously paid or provided for in relation to the Tax Assessment.

The parties agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi has recalculated royalties payable accordingly since the commencement of sales and submitted an additional amount payable in Q2’15 of approximately $17.1 million to the Government, which includes approximately $14.5 million on previous years’ sales.

Notwithstanding the terms of the ARSHA, the parties agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%. In accordance with the ARSHA, 50% of the MSP is payable to Turquoise Hill and 50% to Rio Tinto.

Oyu Tolgoi LLC and Turquoise Hill agreed to prepare and submit working assumptions for possible support of Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

Next steps toward the underground development include updating and receiving approval of the underground feasibility study and completing the approximate $4.0 billion in project financing.

Turquoise Hill continues to expect signing of project financing by the end of 2015. The 2015 Oyu Tolgoi Feasibility Study, which was submitted to the Mongolian Minerals Council (the MMC) in March 2015, has been tentatively accepted pending an update of schedules and alignment with the Underground Plan. This update is due to be resubmitted to the MMC in September 2015. Ahead of final approval of the project by the Turquoise Hill, Rio Tinto and Oyu Tolgoi boards, an update to the capital estimate will be completed in parallel with other pre-start activities. The preferred engineering, procurement and construction management contractor has been engaged to complete this work along with some critical path detailed engineering.

Underground development prior to August 2013 suspension

Prior to the suspension in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Care and maintenance activities have continued for Shaft #1, facilities and mobile equipment. Ground remediation work is underway and execution readiness activities have commenced in preparation for restarting underground development.

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Q2’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a solid safety performance with an All Injury Frequency Rate of 0.22 per 200,000 hours worked for the first half of 2015.

Key financial metrics for Q2’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015	Full Year 2014
Revenue ($’000,000)	113.9	459.5	491.6	670.6	426.2	421.3	573.4	847.5	1,735.6
Concentrates sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	189.8	250.7	357.5	733.7
Revenue by metals in concentrates ($’000,000)
Copper	78.6	300.8	319.1	368.5	190.2	220.3	379.4	410.5	1,066.9
Gold	33.9	153.0	167.2	296.4	232.3	197.4	186.9	429.7	650.5
Silver	1.4	5.7	5.3	5.7	3.6	3.6	7.1	7.2	18.2
Cost of sales ($’000,000)	93.5	375.0	363.8	402.8	257.9	225.7	468.5	483.6	1,235.1
Production and delivery costs	64.5	262.2	243.6	279.5	173.9	147.4	326.7	321.3	849.8
Depreciation and depletion	29.0	112.8	120.2	123.3	83.9	78.2	141.8	162.1	385.3
Capitalized property, plant and equipment ($’000,000)	49.9	44.8	38.3	25.7	30.4	36.4	94.7	66.8	158.7
Underground evaluation costs capitalized	8.4	9.4	5.1	4.2	3.4	2.5	17.8	5.9	27.1
Royalties	5.9	23.5	25.4	36.6	21.9	49.8	29.4	71.7	91.5
Unit costs ($ per pound of copper)**
C1					0.09	0.73			1.14
All-in sustaining					0.96	1.26			1.95

*

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.

**	Please refer to NON-GAAP MEASURES in this press release for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Revenue in Q2’15 decreased by 1.2% over Q1’15. Lower revenues reflect a fall in gold prices, partially offset by higher volumes of copper-gold concentrate sales. The Q2’15 mix of revenue by metals is the result of inventory with lower contained gold drawn down during the quarter from concentrate produced in Q1’15. Gross margin at 46.4% for the quarter increased from 39.5% in Q1’15, due to the combined effect of higher overall volumes sold and cost improvements as Oyu Tolgoi continued to optimize operations, which offset the impact of lower gold sales.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

Total additions capitalized to property, plant and equipment, on an accruals basis, for Q2’15 were $36.4 million (Q2’14: $44.8 million) and comprised approximately $33.9 million for sustaining activities, including the tailings storage facility and deferred stripping.

Total cash operating costs at Oyu Tolgoi in Q2’15 were $284.6 million. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized and depreciated. During Q2’15, Oyu Tolgoi continued to improve and optimize operations in order to reduce costs across the mine’s operation.

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Oyu Tolgoi’s C1 costs in Q2’15 were $0.73 per pound, compared with $0.09 per pound in Q1’15. The increase is driven by reduced by-product credits compared with Q1’15 as inventory with lower contained gold content was drawn down and sold during the quarter, combined with the impact of certain charges and adjustments relating to the signing of the Underground Plan on May 18, 2015. The adverse impact on C1 costs of reduced by-product revenue and Underground Plan adjustments was partly offset by the impact of higher production volumes. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies after ore from this zone is fed through the mill.

Income from continuing operations attributable to owners of Turquoise Hill in Q2’15 has been reduced by a charge of $36.8 million for write-off of the net smelter royalty purchased from BHP Billiton in 2003, and by owners’ share of adjustments to Oyu Tolgoi segment income following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan on May 18. Adjustments to the Oyu Tolgoi segment income mainly relate to: recalculation of prior periods’ sales royalties to the Government of Mongolia ($17.1 million); and payment agreed for settlement of the June 2014 Tax Assessment ($22.1 million).

Key operational metrics for Q2’15 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015	Full Year 2014
Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	22,094	38,482	44,093	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	9,025	13,338	16,536	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.69	0.52	0.61	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	1.09	0.55	0.82	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.46	1.55	1.33	1.60
Concentrates produced (‘000 tonnes)	102.9	140.0	134.1	186.7	130.9	215.5	242.9	346.4	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	25.6	25.3	25.7	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	55.3	61.5	88.9	148.4
Gold (‘000 ounces)	66	113	132	278	86	238	179	324	589
Silver (‘000 ounces)	163	229	216	286	184	297	391	481	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	46.3	64.7	88.4	185.8
Gold (‘000 ounces)	28	126	144	263	200	177	154	377	561
Silver (‘000 ounces)	78	309	323	383	219	245	387	464	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	88.6	87.7	87.9	89.1
Gold	75.5	74.8	74.8	78.6	71.6	75.6	75.1	74.6	76.6
Silver	59.3	58.6	58.6	71.6	65.4	70.6	58.7	68.5	62.3

Oyu Tolgoi began accessing higher-grade material in Q2’15. Record-setting concentrate production for Q2’15 increased 64.6% over Q1’15 due to a 20.1% increase in concentrator throughput and higher head grades. Throughput for Q2’15 also set records for Oyu Tolgoi. Copper and gold in concentrates increased 64.6% and 176.7% respectively over Q1’15.

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Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At June 30, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.8 billion, including accrued interest of $1.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $135.8 million in deferred tax liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In Q2’15, Oyu Tolgoi repaid a total amount of $152.0 million with respect to these loans, including accrued interest of $47.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at June 30, 2015, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $199.1 million.

Operational outlook

A planned concentrator shutdown at Oyu Tolgoi was successfully completed in July 2015. Initial assessment of the improvement projects completed appears positive.

Production of higher-grade ore is expected to continue into the second half of 2015. Oyu Tolgoi’s metal production, especially gold, is strongly dependent on the proportion of ore treated from the high-grade zone. During the second half of the year, copper production is expected to be higher than the first half while gold production is expected to moderate as grades begin to decline in the later part of Q3’15. Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Q2’15 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options; in particular looking for shallower targets. Historical datasets are added to and reinterpreted to enable future discovery.

SOUTHGOBI – HELD FOR SALE

On April 23, 2015, the Company completed sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (NSI) at a price of C$0.35 per common share payable in cash, and on June 3, 2015 a further 1.7 million shares were sold to NSI at a price of C$0.35 per share. Half of the aggregate cash proceeds, representing C$8.5 million in total, was received at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of closing. A loss on divestment of $20.2 million has been recorded in Q2’15; the loss arose as a result of the price per share divested being below the quoted share price on which the carrying value was based. The carrying value of the Company’s remaining interest in SouthGobi at June 30, 2015 was $33.1 million based on the quoted share price at that date.

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At June 30, 2015, Turquoise Hill owned 54.4 million SouthGobi common shares, representing approximately 22.6% of the issued and outstanding SouthGobi shares at that date.

On May 1, 2015, Turquoise Hill announced that a previously announced share purchase agreement with National United Resources Holdings Limited (NUR), which provided for the sale to NUR of 56.1 million shares in the capital of SouthGobi, had expired on April 30, 2015 without the transaction contemplated thereunder having been completed.

At June 30, 2015, SouthGobi is classified as an investment in associate in the Company’s financial statements. Following completion of the sale to NSI, and consequent loss of control such that Turquoise Hill is no longer the largest single shareholder, the Company’s exposures in relation to its investment in SouthGobi include, but are not wholly limited to: factors having an impact on fair value, and ability to complete divestment of its remaining interest in the future; and possible recognition of a proportionate share of losses and liabilities of SouthGobi.

CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 20, 2015 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 8, 2015.

Series D Warrants expire unexercised

The Company’s Series D and Anti-Dilution Series D Warrants (the Warrants) expired on May 22, 2015 unexercised. The Warrants were acquired by Rio Tinto in conjunction with the 2012 Memorandum of Agreement. The Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $8.20 per common share. The Anti-Dilution Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $4.31 per common share.

NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ in some aspects from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is

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provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs is relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

		Oyu Tolgoi C1 Costs
	June 30, 2015	March 31, 2015	June 30, 2015
C1 costs (US$‘000)	(Three months)	(Three months)	(Six months)
Production and delivery	147,446	173,944	321,390
Change in inventory	17,276	(36,827)	(19,551)
Other operating expenses	94,066	93,543	187,609
Less:
- Impairment / write-down of inventory	25,625	(16,381)	9,245
- Depreciation	(3,766)	(2,542)	(6,308)
Management services payment to Turquoise Hill	3,964	7,191	11,155

Cash operating costs1.	284,612	218,928	503,540
Cash operating costs: $/lb of copper produced	2.33	2.96	2.57
Adjustments to cash operating costs2.	5,120	23,760	28,879
Less: Gold and silver revenues	(200,994)	(235,920)	(436,914)

C1 costs (US$‘000)	88,738	6,768	95,505

C1 costs: $/lb of copper produced1.	0.73	0.09	0.49

All-in sustaining costs (US$‘000)
Corporate administration	5,797	3,502	9,299
Asset retirement expense	513	1,943	2,457
Royalty expenses	49,775	21,880	71,655
Non current stockpile and stores write-down reversal	(25,625)	16,381	(9,245)
Other expenses	2,300	588	2,887
Sustaining cash capital including deferred stripping	32,498	20,283	52,781

All-in sustaining costs (US$000)	153,995	71,345	225,340

All-in sustaining costs: $/lb of copper produced	1.26	0.96	1.15

1.

C1 costs for the three months ended June 30, 2015 include applicable one-time charges and adjustments of $16.7 million, as a result of signing the Underground Plan on May 18, 2015. Before recording these items, C1 costs were $72.0 million and $78.8 million respectively for the three and six month periods ended June 30. C1 costs were $0.59 and $0.40 per lb of copper produced.

2.

Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility

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for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2015	2015	2014	2014
Revenue
Copper-gold concentrate	$421.3	$426.2	$670.6	$491.6

Total revenue	$421.3	$426.2	$670.6	$491.6

Net income (loss) from continuing operations attributable to the Company	$49.9	$67.1	$143.2	$45.0
Income (loss) from discontinued operations attributable to the Company	(25.0)	29.1	(9.6)	(137.9)

Net income (loss) attributable to the Company	$24.9	$96.2	$133.6	$(92.9)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	—	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	—	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

	Jun-30	Mar-31	Dec-31	Sep-30
	2014	2014	2013(a)	2013(a)
Revenue
Copper-gold concentrate	$459.5	$113.9	$51.5	$—

Total revenue	$459.5	$113.9	$51.5	$—

Net income (loss) from continuing operations attributable to the Company	$20.1	$(9.4)	$242.2	$(65.3)
Loss from discontinued operations attributable to the Company	(12.2)	(12.2)	(103.8)	(28.8)

Net income (loss) attributable to the Company	$7.9	$(21.6)	$138.4	$(94.1)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.01	$(0.01)	$0.19	$(0.06)
Discontinued operations	(0.01)	(0.01)	(0.08)	(0.02)

Total	$—	$(0.02)	$0.11	$(0.08)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.01	$(0.01)	$0.19	$(0.06)
Discontinued operations	(0.01)	(0.01)	(0.08)	(0.02)

Total	$—	$(0.02)	$0.11	$(0.08)

(a)	Financial information for 2015 and 2014 has been prepared under IFRS; financial information for 2013 was prepared under U.S. GAAP and has not been restated in the above table.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

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Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email:   tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the completion of the Tavan Tolgoi power plant project and the availability of a long-term power source at a reasonable cost, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the adherence to and implementation of the terms of the Underground Plan. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine; adherence to and implementation of the terms of the Underground Plan ; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed to allow matters with the Government of Mongolia to be resolved and a new timetable agreed. These delays can impact project economics.

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The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 of the MD&A. Such estimates and statements are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.

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